                                 LAW OFFICES OF
                                 IWONA J. ALAMI
                       620 NEWPORT CENTER DR., SUITE 1100
                         NEWPORT BEACH, CALIFORNIA 92660
                                  (949)760-6880
                               FAX: (949) 495-9927
                            E-MAIL: ALAMILAW@AOL.COM

                                  June 19, 2007

Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Re:   AMARU, INC. (THE "COMPANY")
          FILE NO. 0-32695
          Form 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
          --------------------------------------------------------

Dear Mr. Woody:

         The Company responds to the Staff's comment letter dated May 22, 2007 by enclosing for filing via Edgar electronic filing system
Form 10-KSB/A for the fiscal year ended December 31, 2007 and a copy of this letter. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto. The Company's responses have been prepared by the Company with the assistance of their accountants and auditors.

Form 10-KSB for the fiscal year ended December 31, 2007
-------------------------------------------------------
General
-------

1.       We believe that the Company is considered a small business issuer under
         Item 10 of Regulation S-B for the fiscal year 2006 for the following reasons:
         (i) the Company had revenues of less than US$25 million in fiscal 2005;
         (ii) the Company is a U.S. issuer;
         (iii) the Company is not an investment company; and
         (iv) not applicable

                  Item 10(a)(1)(iv) further provides that an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. Item 10(a)(2)(iii) further provides that once a small business issuer becomes a reporting company, it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years. The Company's revenues did not exceed $25,000,000 for the past two consecutive fiscal years, however, The Company's public float as herein defined, exceeded $25,000,000 in fiscal 2005 and fiscal 2006. Thus beginning in fiscal 2007, the Company will no longer be reporting as a small business issuer. The Company will be filing Form 10-Q for the first quarter of the fiscal year 2007.

Financial Statements
--------------------
Report of Independent Registered Public Accounting Firm, page F-2
--------------------------------------------------------------------------------

2. The Report of Independent Registered Public Accounting Firm was issued from :
         Nexia Court & Co
         Level 29, Australia Square
         264 George Street,
         Sydney NSW 2000
         PO Box H195
         Australia Square NSW 1215

         The accountants will include the above information in all future filings.

Report of Independent Registered Public Accounting Firm, page F-3
--------------------------------------------------------------------------------

3.       Report of Independent Registered Public Accounting Firm

         Form 10-KSB has been amended accordingly.

2.       Summary of Significant Accounting Policies
---------------------------------------------------
2.1      Principles of Consolidation, page F-10
-----------------------------------------------

         4. The consolidated financial statements include the financial statements of Amaru, Inc. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (R) Consolidation of Variable Interest Entities ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46(R).


5.       Intangible Assets, page F-15
-------------------------------------

5. Intangible assets of the Company which have been classified as having indefinite useful lives relate to film library rights acquired for perpetuity by the Company. The management is of the view that such intangible assets have an indefinite useful life as there is no foreseeable limit to the period over which the assets is expected to generate net cash inflows for the Company.

6. Intangible asset that has an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

6. Investments Available for Sale, page F-16
--------------------------------------------

6. The Company states its investments in unquoted equity shares at cost less impairment as fair value cannot be estimated reliably. As the shares are unquoted and are not traded actively, we were unable to obtain the fair value of the equity held. The Company explores other alternatives and considers using other valuation techniques to establish the fair value. Valuation techniques include using recent arm's length market transactions between knowledgeable and willing parties. However, as the key investments held by the Company operate in Singapore, there were no established market for the Company to obtain comparables and observable data to carry out a reliable fair valuation. As such the Company has no alternative but to state the investment at cost less impairment.


Exhibits 31.1 and 32.2
----------------------

8.       Duly noted.



- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/ Iwona J. Alami